

June 28, 2010

John B. Nano
Chief Executive Officer
Competitive Technologies, Inc.
777 Commerce Drive
Fairfield, Connecticut 06825

> **Re: Competitive Technologies, Inc.**
> **Registration Statement on Form S-1**
> **Filed June 2, 2010**
> **File No. 333-167273**

Dear Mr. Nano:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

The Offering, page 4

1.   You state here and elsewhere throughout your filing that under the Purchase Agreement with Crisnic Fund SA, the fund is obligated to purchase <u>up to</u> two million shares of your common stock upon the approval and effectiveness of this registration statement. However, Section 2.2 of the Purchase Agreement, as revised by the June 2, 2010 amendment to the Agreement, indicates that you will deliver to the Crisnic Fund two million shares of common stock. Please update your disclosure to indicate, if true, that the Crisnic Fund is obligated to purchase two million shares of your common stock. Also, please be sure that the opinion of counsel filed as Exhibit 5.1 accurately reflects the number of shares of Company common stock issuable in connection with the Purchase Agreement.

Risk Factors, page 6

2.   We note that on June 4, 2010, the NYSE Amex, LLC notified you of its intention to file a delisting application from the Exchange of your securities and that per your request, an oral hearing before the Exchange has been scheduled for July 22, 2010. Since there can be no assurance that the panel will grant your request for continued listing, please include corresponding risk factor disclosure that alerts investors to the possibility that your securities may be delisted from the Exchange.

Incorporation by Reference, page 12

3.   Please revise this section to specifically incorporate by reference the Form 10-Q filed on June 14, 2010 and the Forms 8-K filed on July 30, 2009, August 5, 2009, August 6, 2009, June 10, 2010, and June 16, 2010. Refer to Item 12(a)(1) and (2) of Form S-1.   See also Question 113.05 of our Security Act Forms Compliance and Disclosure Interpretations, available on our website. Please also update your prospectus as necessary to reflect your financial results for the quarter ended April 30, 2010. For example, please revise the risk factor on page 6 to disclose your operating loss for your most recent quarter.

The Selling Stockholder, page 16

4.   Footnote 2 to the selling stockholder table indicates that Mr. Gentile has "shared" voting and dispositive power over the shares being offered for resale by Crisnic Fund SA under this prospectus. Please revise your disclosure to identify the other natural person or persons who share voting and dispositive power over the shares with Mr. Gentile.

Part II

Item 15. Recent Sales of Unregistered Securities, page II-2

5.   Please ensure that you disclose in this section all unregistered sales of your securities made within the past three years. Refer to Item 701 of Regulation S-K. In this regard, we note from the disclosure in a prior Form S-1, file number 333-161216, that you made unregistered sales of your common stock in April, May and August of 2009.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rule 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Stephani Bouvet at (202) 551-3545 if you have any questions regarding the above comments. If you need further assistance, you may contact me at (202) 551-3456 with any other questions.

Sincerely,

Matthew Crispino
Attorney Advisor

cc: Via facsimile to: (800) 836-8714
        M. Richard Cutler, Esq.
        Cutler Law Group